UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Seneca Foods Corporation
 (Exact name of registrant as specified in its charter)
New York 0-0198916-0733425
(State of Incorporation) (Commission File Number) (IRS FEIN)
3736 S. Main St., Marion, NY 14505
 (Address of principal executive offices)
Timothy Benjamin, 315-926-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Introduction
This specialized disclosure report on Form SD of Seneca Foods Corporation (the "Company") is for calendar year 2015 and has been prepared in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934, as amended (the "1934 Act").  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.
The Company is a provider of packaged fruits and vegetables with facilities located throughout the United States.  The Company uses metal containers to package certain fruit, vegetable, and other food products that are delivered to customers.  The Securities and Exchange Commission's Division of Corporation Finance provided guidance in the form of Frequently Asked Questions regarding Rule 13p-1 and Form SD that stated that "the packaging or container sold with a product is not considered to be part of the product … even if a product's package or container is necessary to preserve the usability of that product up to and following the product's purchase."  Accordingly, the Company has concluded that the metal containers that the Company manufactures or contracts to manufacture that are used to package its fruits and vegetables are not "necessary to the functionality or production" of the product under Rule 13p-1.
However, a small portion of the metal food containers that the Company manufactures are sold to other entities.  The Company purchases steel from manufacturers of steel tin plate in order to manufacture metal food containers.  Tin is a conflict mineral that is necessary to the functionality of the metal food container product sold by the Company to other entities.  Therefore, the metal food containers that the Company manufactures for sale to other entities are subject to the reporting obligations of Rule 13p-1 (the "Covered Products").
Reasonable Country of Origin Inquiry
In accordance with the rules, the Company conducted a good faith reasonable country of origin inquiry (RCOI) with respect to the conflict minerals that are necessary for the functionality of the Covered Products manufactured in 2015.  Management members of the Company, consisting of internal audit, container manufacturing, procurement, legal and accounting personnel, among others, worked to identify suppliers of steel and coatings used in the production of the Covered Products.  Memorandums were sent to the Company's direct suppliers of such materials explaining the conflict minerals reporting rule, and requesting information to determine whether raw materials may contain conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (the "DRC region").  As part of its RCOI the Company's management reviewed responses that the Company received from its suppliers and followed up on inconsistent, incomplete, and inaccurate responses and also called and sent reminders to suppliers who did not initially respond to the Company's requests for information.
Conclusion
Based on the evaluation of the Company's purchased materials, the Company has determined that certain raw materials used by the Company for the manufacture of metal food containers did not contain materials that were subject to the conflict minerals reporting.  For those Covered Products that did contain minerals subject to reporting, based on the RCOI performed with respect to such products, the Company has determined that it has no reason to believe that any conflict mineral necessary for the functionality of the Company's products manufactured in 2015 may have originated in the DRC region.
The Conflict Minerals Disclosure for the calendar year ended December 31, 2015 is available at www.senecafoods.com.  The information contained on the Company's website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
SENECA FOODS CORPORATION
/s/Timothy J. Benjamin
By: Timothy J. Benjamin, Chief Financial Officer Date: May 26, 2016